Mail Stop 4561

April 3, 2008

Ms. Kathy Kestler
President
USA Therapy, Inc.
11099 Caramel Crest Court
Las Vegas, NV 89135

>   Re: USA Therapy, Inc.
>   Registration Statement on Form S-1
>   Amendment No. 1 Filed March 26, 2008
>   File No. 333-148990

Dear Ms. Kestler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   Please mark the box on the cover page of the registration statement indicating that the common stock will be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933.

Item 17 – Undertakings, page 45

2.   We reiterate our prior comment 2 from our letter dated February 15, 2008. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K or explain to us why you believe it is not applicable.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3785 if you have questions regarding these comments.

Sincerely,

Karen J. Garnett
Assistant Director

cc: R.V. Brumbaugh, Esq.
        VIA FAX (702) 940-2450